October 15, 2024

Amar Maletira
Chief Executive Officer
Rackspace Technology, Inc.
19122 US Highway 281N, Suite 128
San Antonio, Texas 78258

       Re: Rackspace Technology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 001-39420
Dear Amar Maletira:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 55

1. We note on pages 57 and 63 that you present total consolidated segment operating profit (for example $431.2 million for the year ended December 31,
2023), which is a
       non-GAAP measure. However, it would appear that such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance.
In this
       regard, adjusting for    Corporate functions" appears to present a
non-GAAP measure
       that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your filings and earnings releases on Form 8-K. Refer to
       Questions 100.01 and 104.04 of the non-GAAP C&DIs.
 October 15, 2024
Page 2
Non-GAAP Financial Measures, page 66

2. We note the adjustments for "special bonuses and other compensation expense" in each of your non-GAAP measures, which includes retention and signing bonuses and related payroll taxes as well as long-term incentive bonuses as a component of your annual compensation award process. Please quantify each of these items for us for each period presented and tell us whether any of these bonuses require continued
       employment. As part of your response please explain how you determined that these were not normal, recurring, cash operating expenses of your business. Refer to
       Question 100.01 of the non-GAAP C&DIs.
3. We note your adjustments for "restructuring and transformation" here and in your earnings releases, and your disclosure that they include consulting and advisory fees related to business transformation and optimization activities, payroll costs for employees that dedicate significant time to these projects, as well as associated severance, certain facility closure costs, and lease termination expenses. Please describe in detail, the specific nature of the transformation and optimization activities.
       Also, provide us with a quantitative breakdown of each category of costs for the periods presented here as well as for the six months ended June 30, 2024. As part of your response, explain your consideration of whether these transformation and optimization costs represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the non-GAAP C&DIs. General

4.     We note your presentation of the non-GAAP performance measure titled
"Non-GAAP
       Net Revenue" in your earnings presentations on your website. Considering this measure adjusts your public cloud GAAP revenue from a gross basis to a net basis, please explain to us why you believe this measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to
       Rule 100(b) of Regulation G.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Brian Janson